UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 17, 2026

Chris Siu
Chief Financial Officer
Aehr Test Systems, Inc.
400 Kato Terrace
Fremont, CA 94539

Re: Aehr Test Systems, Inc.
Form 10-K for the Fiscal Year Ended May 30, 2025
Form 10-Q for the Three and Six Months Ended November 28, 2025
File No. 000-22893

Dear Chris Siu:

We have limited our review of your filings to the financial statements and related disclosures and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Form 10-K for the Fiscal Year Ended May 30, 2025

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies and Estimates, Income Taxes, page 24

1. We note your disclosure that you released a valuation allowance of $21.9 Million during the fiscal year ended May 31, 2024, based on your conclusion that it is more likely than not that your deferred tax assets will be realized. However, we see that you reported pretax losses in the fiscal year ended May 30, 2025, which continue through the six months ended November 28, 2025. Please update your Critical Accounting Policy in future filings to inform investors of your continued assessments of your valuation allowance in light of these losses and provide more transparent disclosure regarding the specific factors and estimates that impact your judgment in this area, including the assessment of recent operating performance. In this regard, as needed, provide an updated critical accounting policy for income taxes in your quarterly reports. Refer to SEC Release 33-8350 and revise to provide greater insight into the quality and variability of information regarding financial condition and operating performance.

Results of Operations, Discussion of Results of Operations, page 25

2. Throughout the discussion of results of operations, you indicate that multiple factors contributed to a material change in your results. Please revise future filings to quantify the impact of each material factor identified. Refer to Item 303(b)(2) of Regulation S-K and SEC Release No. 33-8350.

Revenue, page 25

3. Refer to the disclosure on page 12 that you derive a substantial portion of net sales from the sale of a relatively small number of systems with high dollar value. In that regard, please revise future filings to provide a more detailed quantified analysis of the drivers of fluctuations in your revenue, including the changes in the the number and type of systems sold and the impact of any changes in price ranges of systems sold during each period presented. Reference Item 303(b)(2) of Regulation S-K and SEC Release No. 33-8350.

Form 10-Q for the Three and Six Months Ended November 28, 2025

Financial Statements
Note 13. Segment and Concentration Information, page 19

4. We see your discussion in MD&A that the rapid advancement of generative artificial intelligence (AI) and the accelerating electrification of transportation and global infrastructure represent two of the most significant macro-trends impacting the semiconductor industry today. These appear to represent two different end markets for your products as well, one with decreasing sales, and one with increasing sales, based on your reporting. Tell us how the changes in your business and related end markets impact how management reviews the business, your determination of operating segments, and all other general segment disclosures, including revenue by end market.

5. In this regard, tell us how the acquisition of Incal Technology impacted your business segments and related disclosures.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 20

6. We see that you include only a short Overview in MD&A that focuses primarily on your products. In light of the significant changes to your business and the end markets for your products, revise your discussion in future filings to provide information about the quality of, and potential variability of, the company's earnings and cash flow, so that investors can ascertain the likelihood that past performance is indicative of future performance. Identify and disclose known trends, events, demands, commitments and uncertainties that are reasonably likely to have a material effect on financial condition or operating performance.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Kristin Lochhead at 202-551-3664 or Julie Sherman at 202-551-3640 with any questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and Services